JD 3/13/14

14047556

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC
Mail Processing
Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
~~FORM X-17A-5~~
PART III

SEC FILE NUMBER
~~8-19982~~

8-43548

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/13** (MM/DD/YY) AND ENDING **12/31/13** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **GFI Securities LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 Water Street
(No. and street)

New York	**NY**	**10041**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Shields **212-968-4122**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue	**New York**	**NY**	**10017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

00 3/18/14

AFFIRMATION

We, William Shields and Conor McCarthy, affirm that, to the best of our knowledge and belief, the accompanying consolidated financial statements and supplemental schedules pertaining to GFI Securities LLC and its subsidiaries (collectively the "Company"), as of and for the year ended December 31, 2013, are true and correct. We further affirm that neither the Company nor any member, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Conor McCarthy
Finance Director

William Shields
Chief Compliance Officer

Subscribed to before me this
27th day of February 2014

Notary Public

LISA MACALUSO
Notary Public, State of New York
No. 01MA6215874
Qualified in Richmond County
Commission Expires Jan. 4, 2018

GFI Securities LLC and Subsidiaries

(Sec I.D. No. 0-19982)

Consolidated Statement of Financial Condition
December 31, 2013

pwc

GFI Securities LLC and Subsidiaries

(Sec I.D. No. 0-19982)

Consolidated Statement of Financial Condition
December 31, 2013

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934
as a Public Document.

GFI Securities LLC and Subsidiaries
Index
December 31, 2013

pwc

Independent Auditor's Report

To the Member of GFI Securities LLC:

We have audited the accompanying consolidated statement of financial condition of GFI Securities LLC (the "Company") as of December 31, 2013.

Management's Responsibility for the Statement of Financial Condition

Management is responsible for the preparation and fair presentation of the consolidated statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a consolidated statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the consolidated statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated statement of financial condition. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated statement of financial condition, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated statement of financial condition. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

PricewaterhouseCoopers LLP, PricewaterhouseCoopers Center, 300 Madison Avenue, New York, NY 10017
T: (646) 471 3000, F: (813) 286 6000, www.pwc.com/us

pwc

Opinion

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of GFI Securities LLC at December 31, 2013, in accordance with accounting principles generally accepted in the United States of America.

PricewaterhouseCoopers LLP

February 28, 2014

GFI Securities LLC and Subsidiaries
Consolidated Statement of Financial Condition
December 31, 2013

Assets	
Cash and cash equivalents	$ 48,162,498
Commissions receivable, net	9,529,654
Receivables and deposits with clearing organizations	7,966,300
Property, equipment and leasehold improvements, net	204,316
Financial instruments owned, at fair value	51,128
Receivables from affiliates	3,043,369
Prepaid bonuses and forgivable employee loans	11,596,678
Other assets	3,379,670
Total assets	$ 83,933,613
Liabilities and Member's Interest	
Liabilities	
Accrued compensation	$ 17,602,792
Accounts payable and accrued expenses	2,587,967
Payables to affiliates	9,781,470
Other liabilities	408,379
Total liabilities	30,380,608
Member's interest	
Members interest before noncontrolling interest	53,432,507
Noncontrolling interest	120,498
Total member's interest	53,553,005
Total liabilities and member's interest	$ 83,933,613

The accompanying notes are an integral part of this consolidated statement of financial condition.

1. Organization

The Consolidated Financial Statements include the accounts of GFI Securities LLC and its subsidiaries (collectively the "Company"). The Company is a New York Limited Liability Company and an indirect, wholly owned subsidiary of GFI Group Inc. (the "Parent"), a Delaware Corporation.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA) and an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). The Company provides brokerage services for securities and over-the-counter (OTC) derivative contracts to broker-dealers and other financial institutions.

The Company introduces trades to a number of clearing firms who clear them on a fully disclosed basis.

Effective December 20, 2013 the Company merged with an affiliate GFI Brokers LLC and consolidated majority owned foreign subsidiaries with the Company being the surviving entity. At the time of the merger GFI Brokers LLC was registered as an introducing broker with the National Futures Association (NFA) and the Commodity Futures Trading Commission (CFTC). In accordance with Accounting Standard Codification (ASC) 805, Business Combinations, the transaction was accounted for as a combination of entities under common control and accounted for using the carryover basis of assets and liabilities acquired as if the combination had occurred on January 1, 2013.

Included in Receivable from Affiliates was $3.342 million intercompany receivable that was eliminated in consolidation.

2. Summary of Significant Accounting Policies

Basis of Presentation
The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions including those regarding certain accrued liabilities, fair value measurements, the potential outcome of litigation matters and the disclosure of contingencies in the consolidated financial statements. Management believes that the estimates utilized in the preparation of the consolidated financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Consolidation Policies
The Consolidated Financial Statements include the accounts of the Company and subsidiaries in which the Company has a controlling financial interest. For consolidated subsidiaries that are less than wholly owned, equity interests that are not owned by the Company are referred to as noncontrolling interests. The portion of net income attributable to noncontrolling interests for such subsidiaries is presented as Net income attributable to noncontrolling interests on the Consolidated Statements of Operations, and the portion of the member's equity of such subsidiaries is presented as Noncontrolling interests in the Consolidated Statements of Financial Condition and Consolidated Statements of Changes in Member's Equity. All intercompany transactions and balances have been eliminated.

Cash and Cash Equivalents
Cash and cash equivalents consist of cash and highly liquid investments with original maturities of three months or less from the date of purchase.

Deposits With Clearing Organizations
The Company maintains cash at the clearing organizations that perform clearing and custodial functions for the Company.

Financial Assets and Liabilities
The Company's financial instruments are carried at fair value or amounts which approximate fair value with changes in fair value recognized in the Statement of Operations. Changes in the fair value of financial instruments purchased or sold for corporate purposes are recognized in Other income and the change in fair value of financial instruments purchased or sold to facilitate customer transactions and principal trading are recognized in Principal transactions. The financial assets and liabilities measured at carrying value include cash and cash equivalents, deposits at clearing organizations, receivables from clearing organizations, financial instruments owned, receivables from affiliates, accrued compensation, payable to clearing organizations and payable to affiliates, which approximate fair value given the short term nature.

Prepaid Bonuses and Forgivable Employee Loans
Prepaid bonuses and forgivable employee loans are stated at historical value net of amortization when the contract between the Company and the employee provides for the return of proportionate amounts outstanding if employment is terminated prior to the end of the term of the agreement. Amortization is calculated using the straight-line method over the term of the contract, which is generally over two to four years, and is recorded in compensation and employee benefits. The Company generally expects to fully recover the unamortized portion of prepaid bonuses and forgivable loans when employees voluntarily terminate their employment, or if their employment is terminated for cause, prior to the end of the term of the agreement.

Brokerage Transactions
The Company provides brokerage service to its clients in the form of either agency or principal transactions.

Agency Commissions
In agency transactions, the Company charges commissions for executing transactions between buyers and sellers. Agency commissions revenues are recognized on a trade date basis.

Principal Transactions
Principal transactions revenue is primarily derived from matched principal and principal trading transactions. The Company earns revenue from principal transactions on the spread between the buy and sell price of the security that is brokered. In matched principal transactions, the Company simultaneously agrees to buy instruments from one customer and sell them to another customer. A limited number of brokerage desks are permitted to enter into unmatched principal transactions in the ordinary course of business. These unmatched positions are intended to be held short term.

However, from time to time, one of the counterparties to a principal transaction may fail to fulfill its obligations, either because it is not matched immediately or, even if matched, one party fails to deliver the cash or securities it is obligated to deliver. Under these circumstances, if a transaction fails to settle on a timely basis or if a customer defaults on its obligations, the Company may hold securities positions overnight or until the transaction is settled. These positions are marked to market on a daily basis. Principal transactions revenues are recognized on a trade date basis.

Compensation and Employee Benefits
The Company's compensation and employee benefits have both a fixed and variable component. Base salaries and benefit costs are primarily fixed for all employees while bonuses constitute the variable portion of the Company's compensation and employee benefits. The Company may pay certain bonuses in restricted stock units ("RSUs") of its Parent and account for these RSUs in accordance with ASC 718 *Compensation – Stock Compensation* ("ASC 718"). The Company also may grant sign-on and retention bonuses for certain newly-hired or existing employees who agree to long-term employment agreements. These sign-on and retention bonuses are typically amortized using the straight-line method over the term of the respective agreements.

Share-Based Compensation
The Company accounts for stock-based compensation in accordance with ASC 718. This accounting guidance requires measurement of compensation expense for equity-based awards at fair value and recognition of compensation cost over the service period, net of estimated forfeitures. The Company's share-based compensation consists of RSUs of its Parent. The Company determines the fair value of RSUs based on the number of units granted and the grant date fair value of the common stock of the Company's Parent, measured as of the closing price on the date of grant. Refer to Footnote 9 Related Party Transactions for further information.

Foreign Currency Translation Adjustments and Transactions
Assets and liabilities of foreign subsidiaries having non-U.S. dollar functional currencies are translated at the period end rates of exchange, and revenue and expenses are translated at the average rates of exchange for the period. Gains or losses resulting from translating foreign currency financial statements are reflected in foreign currency translation adjustments and are reported as a separate component of comprehensive (loss) income and included in accumulated other comprehensive income (loss) in members' equity.

Recent Accounting Pronouncements
In December 2011, the Financial Accounting Standards Board ("FASB") issued ASU No. 2011-11 Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities ("ASU 2011-11"). ASU 2011-11 requires additional disclosure about financial instruments and derivatives instruments that are subject to netting arrangements to assist users of the financial statements in understanding the effect of those arrangements on its financial position. In January 2013, the FASB issued an amendment to ASU 2011-11, ASU No. 2013-01 Balance Sheet (Topic 210): Clarifying the Scope of Disclosure about Offsetting Assets and Liabilities ("ASU 2013-01"). ASU 2013-01 clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASC 815-Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transaction that are either offset in accordance with Balance Sheet (Topic 210) guidance, Derivatives and Hedging (Topic 815) guidance, or subject to an enforceable master netting arrangement or similar agreement. The new disclosures are required for reporting periods beginning on or after January 1, 2013, including retrospectively for all comparative periods presented. The adoption of this ASU did not have a material impact on the Company's consolidated financial statements.

3. Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are carried at fair value or amounts which approximate fair value. Assets and liabilities that are recorded at contracted amounts approximating fair value consist primarily of receivables from and payables to clearing organizations. These receivables from and payables to clearing organizations are short term in nature and following December 31, 2013, have substantially settled at the contracted amounts. The Company's marketable equity securities are recorded at fair value based on their quoted market price.

The Company's financial assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820-10. In accordance with ASC 820-10, the Company has categorized its financial assets and liabilities, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy as set forth below.

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices for identifiable assets or liabilities in an active market that the company has the ability to access at the measurement date (examples include active exchange-traded equity securities, listed derivatives, and most U.S. Government and agency securities).

Level 2 Financial assets and liabilities whose values are based on quoted prices in markets where trading occurs infrequently or whose values are based on quoted prices of instruments with similar attributes in active markets. Level 2 inputs include the following:

- Quoted prices for identifiable or similar assets or liabilities in nonactive markets (examples include corporate and municipal bonds which trade infrequently);
- Inputs other than quoted prices that are observable for substantially the full term of the asset or liability (examples include interest rate and currency swaps), and

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

As of December 31, 2013, the Company did not have any Level 3 financial assets or liabilities.

Valuation Techniques
A description of the valuation techniques applied to the Company's major categories of assets and liabilities measured at fair value on a recurring basis are as follows:

Equity Securities
Equity securities include securities mostly exchange-traded equity securities and are valued based on quoted market prices. Accordingly, exchange-traded equity securities are generally categorized in Level 1 of the fair value hierarchy. Nonexchange traded equity securities are measured primarily using broker quotations, pricing service data from external providers and prices observed for recently executed market transactions. Nonexchange traded equity securities are generally categorized within Level 2 of the fair value hierarchy.

Derivative Contracts

Derivative contracts include listed commodity derivative contracts that are actively traded and valued based on quoted prices from the exchange and are categorized in Level 1 of the fair value hierarchy.

Financial Assets Measured at Fair Value on a recurring basis as of December 31, 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Netting (2)(3)	Balances at December 31, 2013
Assets				
Equity securities (1)	$ -	$ 51,128	$ -	$ 51,128
Commodity derivative contracts (2)	17,604,335	-	(17,216,127)	388,208
	$ 17,604,335	$ 51,128	$ (17,216,127)	$ 439,336
Liabilities				
Commodity derivative contracts (2)	$ 17,216,127	$ -	$ (17,216,127)	$ -
	$ 17,216,127	$ -	$ (17,216,127)	$ -

(1) Included within Financial instruments owned, at fair value.

(2) Included within Receivables from clearing organizations.

(3) Represents the impact of netting on a net-by-counterparty basis.

Derivative Financial Instruments

The Company provides brokerage services to its customers for exchange traded and over-the-counter derivative products, which include futures, forwards and option contracts. The Company may enter into principal transactions for exchange-traded and over-the-counter derivative products to facilitate customer trading activity or to engage in principal trading for the Company's own account.

For certain derivative contracts, the Company has entered into agreements with counterparties that allow for netting. The Company reports these derivative contracts on a net-by-counterparty basis when management believes that a legal and enforceable right of offset exists under these agreements.

Fair values of derivative contracts on a gross basis as of December 31, 2013 are as follows:

	December 31, 2013	
Derivatives not Designated as Hedging Instruments Under ASC 815-10	**Derivative Assets**	**Derivative Liabilities**
Commodity contracts	$ 17,604,335	$ 17,216,127
Counterparty netting	(17,216,127)	(17,216,127)
Total fair value	$ 388,208	$ -

As of December 31, 2013, the Company had outstanding long and short futures and forward commodity contracts with notional values of approximately $349,004,327 and $342,572,649, respectively.

The following is a summary of derivative contracts, by counterparty, including the gross amounts offset in the Consolidated Statement of Financial Condition as of December 31, 2013:

Counterparties	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Condensed Consolidated Statements of Financial Position	Net Amounts of Assets Offset in the Condensed Consolidated Statements of Financial Position (1)	Gross Amounts Not Offset in the Condensed Consolidated Statements of Financial Condition		Net Amount
				Derivatives (2)	Cash Collateral Pledged	
Derivative assets						
Counterparty A	$ 17,604,335	$ 17,216,127	$ 388,208	$ -	$ -	$ 388,208
	$ 17,604,335	$ 17,216,127	$ 388,208	$ -	$ -	$ 388,208
Derivative liabilities						
Counterparty A	$ 17,216,127	$ 17,216,127	$ -	$ -	$ -	$ -
	$ 17,216,127	$ 17,216,127	$ -	$ -	$ -	$ -

(1) The total reconciles to the aggregate of total derivative contracts in the fair value measurements table. Included within Receivables from clearing organizations.

(2) As of December 31, 2013, the Company does not have any derivative positions under a master netting agreement that are not netted.

4. Income Taxes

The Company is a single-member limited liability company and as such is not liable for income tax. Instead, income or loss attributable to the Company's standalone operations is passed through to its sole member who is responsible for reporting such income or loss at the federal, state, and local levels. The Company on a standalone basis has no tax-sharing agreement in place, and therefore no provision for income tax is required to be disclosed related to the Company on a standalone basis, in accordance with the requirements of FASB Accounting Standards Codification Topic 740. The Company also has two subsidiaries which operate in a foreign jurisdiction and are subject to tax in that jurisdiction. These taxes are reflected as a provision for income taxes in the consolidated statement of operations.

5. Commissions Receivable

Commissions receivable represent amounts due from brokers, dealers, banks and other financial and nonfinancial institutions for the execution of securities, commodities, foreign exchange, and other derivative brokerage transactions. Pursuant to a factoring agreement dated November 30, 2003, the Company sells certain commissions receivables aged over 30 days to an affiliate on a nonrecourse basis and, as such, does not generally record an allowance for doubtful accounts. See Note 9 for further discussion.

6. Other Assets

Other Assets consisted of the following:

	December 31, 2013
Employee loans	$ 1,370,862
Prime brokerage account	1,351,817
Investments	311,722
Foreign deferred tax assets	283,370
Prepaid expenses and security deposits	61,899
Total other assets	$ 3,379,670

7. Commitments and Contingencies

Litigation

In the normal course of business, we are and have been party to, or otherwise involved in, litigations, claims and arbitrations that involve claims for substantial amounts. These proceedings have generally involved either proceedings against our competitors in connection with employee hires, or claims from former employees in connection with the termination of their employment from us. There is also potential for client claims alleging the occurrence of errors in the execution of brokerage transactions. We are also currently, and have been in the past, involved in examinations, investigations or proceedings by government agencies and self-regulatory organizations. These examinations or investigations could result in substantial fines or administrative proceedings that could result in censure, the issuance of cease and desist orders, the suspension or expulsion of a broker-dealer and its affiliated persons, officers or employees or other similar consequences.

Based on currently available information, the outcome of the Company's outstanding matters are not expected to have a material adverse impact on the Company's financial position. However, the outcome of any such matters may be material to the Company's results of operations or cash flows in a given period. It is not presently possible to determine the Company's ultimate exposure to these matters and there is no assurance that the resolution of the Company's outstanding matters will not significantly exceed any reserves accrued by the Company.

Risks and Uncertainties

The Company primarily generates its revenues by executing and facilitating transactions for counterparties. Revenues for these services are transaction based. As a result, the Company's revenues could vary based upon the transaction volume of securities, commodities, foreign exchange, and derivative markets in which the Company provides services.

Guarantees
The Company is a member of certain exchanges and clearinghouses. Under the membership agreements, members are generally required to guarantee certain obligations. To mitigate the performance risks of its members, the exchanges and clearing houses may, from time to time, require members to post collateral, as well as meet certain minimum financial standards. The Company's maximum potential liability under these arrangements cannot be quantified. However, management believes that the potential for the Company to be required to make payments under these arrangements is unlikely. Accordingly, no contingent liability is recorded in the Statement of Financial Condition for these arrangements.

Financial Instruments Sold, But Not Yet Purchased, at Fair Value
During the year, the Company held financial instruments sold, but not yet purchased, resulting from certain unmatched principal transactions. Financial instruments sold, but not yet purchased represent obligations of the Company to deliver specified financial instruments at contracted prices, thereby creating commitments to purchase the financial instruments in the market at prevailing prices. Consequently, the Company's ultimate obligation to satisfy the sale of financial instruments sold, but not yet purchased may exceed the amounts recognized in the Statement of Financial Condition. At December 31, 2013, the Company did not hold any financials instruments sold, but not yet purchased.

8. Market and Credit Risk

The Company operates as an inter-dealer broker that is interposed between buyers and sellers ("Counterparties"). Agency brokerage transactions facilitated by the Company are settled between the Counterparties on a give up basis. Principal transactions are cleared through various clearing organizations. The Company generates revenue from principal transactions on the spread between the buy and sell price of the security. Principal transactions revenue is primarily derived from matched principal transactions. In matched principal transactions, the Company is interposed between buyers and sellers and the transactions are cleared through various clearing organizations. In the event of counterparty nonperformance, the Company may be required to purchase or sell financial instruments at unfavorable market prices, which may result in a loss to the Company. A limited number of the brokerage desks are allowed to enter into unmatched principal transactions. These unmatched positions are intended to be held short term and in liquid markets.

In certain circumstances, the Company may enter into transactions involving futures contracts to manage the Company's exposure on unmatched principal transactions. These transactions are executed on a margin basis through one of the third-party clearing organizations. Futures contracts are executed on an exchange, and cash settlement is made on a daily basis for market movements. Accordingly, futures contracts generally do not have credit risk. Futures contracts are carried at fair value and are based on quoted market prices. See Note 3 for further information related to the fair value of futures contracts.

The Company monitors its credit risk daily and has a policy of reviewing regularly the credit standings of counterparties with which it conducts business.

9. Related Party Transactions

The Company has an arrangement with an affiliate whereby the Company steps out of certain transactions, and the liabilities and rights of the Company relating to the transaction are transferred to the affiliate. An affiliate also pays certain administrative and general expenses on behalf of the Company for which the Company reimburses the affiliate.

The Company is also allocated a portion of the Parent's costs including compensation, rent, and administrative costs based on an internal methodology.

Pursuant to a factoring agreement dated November 30, 2003, the Company sells commission receivables aged over 30 days to an affiliate on a nonrecourse basis. The Company sold commission receivables of $40,575,666 for the year ended December 31, 2013.

Receivables from affiliates primarily consist of amounts collected by affiliates on behalf of the Company which have not yet been remitted to the Company and reimbursement for excess costs previously charged under a service agreement. Payables to affiliates relate primarily to compensation costs incurred by the Parent on behalf of the Company.

10. Share-Based Compensation

The Parent maintains the Amended and Restated GFI Group Inc. 2008 Equity Incentive Plan, which was approved by the Parent's stockholders on June 6, 2013 (as amended and restated, the "2008 Equity Incentive Plan") which permits the grant of nonqualified stock options, incentive stock options, stock appreciation rights, shares of restricted stock, restricted stock units and performance units to employees, nonemployee directors or consultants. The Parent issues shares from authorized but unissued shares and authorized and issued shares reacquired and held as treasury shares, which are reserved for issuance upon the vesting of RSUs granted pursuant to the 2008 Equity Incentive Plan The fair value of RSUs is based on the closing price of the Company's common stock on the date of grant and is recorded as compensation expense over the service period, net of estimated forfeitures.

The Parent allocates compensation expense to the Company generally based upon services provided by the Company's employees.

11. Regulatory Requirements

The Company is a registered introducing broker-dealer with the SEC, FINRA, NFA and CFTC and, accordingly, is subject to the net capital rules under the Securities Exchange Act of 1934 and the Commodity Exchange Act. Under these rules, the Company is required to maintain minimum net capital of no less than the greater of $250,000 or 2% of aggregate debits, as defined. Proprietary accounts held at clearing organizations ("PAIB assets") are considered allowable assets in the computation pursuant to PAIB agreements between the Company and the clearing organizations which require, among other requirements, for clearing organizations to perform a computation for PAIB assets similar to the customer reserve computation set forth in SEC Rule 15c3-3. At December 31, 2013, the Company's net capital was $17,559,902 which exceeded the minimum requirement by $17,309,902. Dividend payments and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

The consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America and differ in certain respects from the

accounting practices prescribed by the Securities and Exchange Commission's general instructions to Form X-17a-5. Under the Securities and Exchange Commission's general instructions, certain subsidiaries may not be consolidated.

A reconciliation of amounts in the Company's consolidated financial statements to amounts reported by on the Amended Form X-17a-5 as of December 31, 2013 is presented below.

	Amended Form X-17a-5	Reclassifications and Adjustments	Consolidated Financial Statements
Assets			
Cash and cash equivalents	$ 46,244,995	$ 1,917,503	$ 48,162,498
Commissions receivable, net	9,164,113	365,541	9,529,654
Receivables and deposits with clearing organizations	7,966,300	-	7,966,300
Property, equipment and leasehold improvements, net	-	204,316	204,316
Financial instruments owned, at fair value	51,128	-	51,128
Receivables from affiliates	3,043,369	-	3,043,369
Investment in consolidated subsidiaries	2,231,538	(2,231,538)	-
Prepaid bonuses and forgivable employee loans	11,596,678	-	11,596,678
Other assets	3,060,630	319,040	3,379,670
Total assets	$ 83,358,751	$ 574,862	$ 83,933,613
Liabilities			
Accrued compensation	$ 17,546,588	$ 56,204	$ 17,602,792
Accounts payable and accrued expenses	2,552,263	35,704	2,587,967
Payables to affiliates	9,706,895	74,575	9,781,470
Other Liabilities	-	408,379	408,379
Total liabilities	$ 29,805,746	$ 574,862	$ 30,380,608

12. Subsequent Events

Subsequent events have been evaluated for adjustment to or disclosure in the consolidated financial statements through the date the consolidated financial statements were issued and determined there were not any significant items noted.